

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2014

Via E-mail
Robert J. Hombach
Corporate Vice President and Chief Financial Officer
Baxter International, Inc.
One Baxter Parkway
Deerfield, Illinois 60015

> **Re: Baxter International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-04448**

Dear Mr. Hombach:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 3. Legal Proceedings, page 15

1.   Refer to the first sentence of the third paragraph on page 98. Please tell us what matters other than those specifically identified in Note 15 are pending and how omission of disclosure regarding those matters is consistent with Regulation S-K Item 103. In this regard, please provide us, and disclose in appropriate future filings, all information required by Item 103; include, if not already in Note 15, the name of the court or agency where the matter is pending and the amount of the relief sought.

Item 7. Management's Discussion and Analysis of Financial Condition and Rseults of Operations

Results of Operations, page 25

2.   With a view toward clarified disclosure, please quantify for us the effect of each factor to which you attribute the changes in your sales.

Bioscience, page 28

3.   Please tell us, and disclose in future filings, when the patents mentioned on page 3 expire. In this regard, please tell us which patents, if any, expired and will expire in the near future that are resulting in or are likely to result in material competition from generic products; include in your response the portion of your revenue and income derived from those patents. Also, please provide us your analysis of how your disclosure in response to Regulation S-K Item 303 includes any required description of (1) known trends, including those related to competition and foreign exchange, (2) uncertainties, including when any material clinical trials will be completed.

Item 8. Financial Statements

Note 4. Acquisitions and Collaborations, page 61

4.   We note that you have contingent consideration arrangements related to certain acquisitions. Please explain how you considered FASB ASC 805-30-50-1(c), regarding disclosure of a description of the arrangement and an estimate of the range of outcomes or whether payment is unlimited. Also, discuss how you considered the disclosure of any changes in the range of outcomes and the reasons for those changes as required by FASB ASC 805-30-50-4(a)(2). Refer to FASB ASC 805-10-55-43.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Russell Mancuso at (202) 551-3617 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant